Announcement to the Market

Disclosure of results for the second quarter and first half of 2011 according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS.

The complete consolidated financial statements under IFRS for the first half of 2011 are available at our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS	R$ million

Balance Sheet	BRGAAP	Adjustments2	IFRS	BRGAAP	Adjustments2	IFRS
	06/30/2011			12/31/2010
Total Assets	792,500	(31,984)	760,516	755,113	(27,632)	727,481
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives	386,203	1,507	387,710	371,048	(294)	370,754
Loan Operations	316,964	533	317,497	297,102	(1,615)	295,487
(-) Allowance for Loan Losses3	(23,775)	1,877	(21,898)	(22,292)	2,298	(19,994)
Other Financial Assets4	62,283	(24,583)	37,700	63,171	(22,438)	40,733
Tax Assets5	29,341	(6,846)	22,495	29,265	(5,374)	23,891
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	21,484	(4,472)	17,012	16,819	(209)	16,610

Current Liabilities and Long Term Liabilities	723,108	(33,655)	689,453	690,503	(30,964)	659,539
Deposits	208,914	-	208,914	202,738	(50)	202,688
Deposits Received Under Securities Repurchase Agreements	197,864	-	197,864	199,641	16	199,657
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	129,342	1,370	130,712	112,555	1,563	114,118
Other Financial Liabilities4	61,363	(24,788)	36,575	63,546	(22,534)	41,012
Reserves for Insurance, Private Pension and Capitalization	65,524	23	65,547	61,365	(1,898)	59,467
Provisions and Other Liabilities	46,450	(3,365)	43,085	33,191	(2,779)	30,412
Tax Liabilities5	13,651	(6,895)	6,756	17,467	(5,282)	12,185

Total Stockholders’ Equity	69,392	1,671	71,063	64,610	3,332	67,942
Minority Stockholders’ Equity	3,309	(1,845)	1,464	3,731	(2,054)	1,677
Controlling Stockholders’ Equity	66,083	3,516	69,599	60,879	5,386	66,265

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;
4 Difference in accounting for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
5 Difference in accounting for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Itaú Unibanco Holding S.A.

Below, the reconciliation of net income and equity, and the conceptual description of the major adjustments.

Reconciliation	R$ million

Adjustments	Equity	Net Income
	06/30/2011	2nd Q/11	1st Q/11	2nd Q/11	1st H/11	1st H/10
BRGAAP - Shares to Attributable to Controlling Stockholders	66,083	3,603	3,530	3,165	7,133	6,399
(a) Allowance for Loan Losses	1,877	(419)	271	(197)	(148)	(595)
(b) Recognition of total deferred tax assets	1,428	(85)	(185)	(203)	(270)	(294)
(c) Pension and health care plans	-	-	-	99	-	27
(d) Adjustment to market value of shares and quotas	805	-	-	-	-	-
(e) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	880	(8)	(9)	(6)	(17)	(10)
(f) Provision for Itaú Unibanco merger expenses	-	-	-	(163)	-	(323)
(g) Conversion of subsidiaries and unconsolidated companies abroad	-	6	(40)	306	(34)	430
Other adjustments	(97)	(39)	26	(32)	(13)	333
Income tax and social contribution on Net Income	(1,377)	264	(120)	36	144	125
IFRS - Shares Attributable to Controlling Stockholders	69,599	3,322	3,473	3,005	6,795	6,092
IFRS - Shares Attributable to Minority Stockholders	1,464	182	156	207	338	409
IFRS - Shares Attributable to Controlling Stockholders and Minority Stockholders	71,063	3,504	3,629	3,212	7,133	6,501

Differences between IFRS and BRGAAP Financial Statements

(a)  On IFRS(IAS39) loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in itsvalue (impairment). On BRGAAP, the expected loss model is used6.
(b)  Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), fully incorporated in the opening balance sheet of 01/01/2010 under IFRS.
(c)   All accumulated actuarial gains and losses, until the transition date, were recognized. As of 2011, IFRS and BRGAAP criteria were equalized (IAS 19).
(d)   On IFRS(IAS39 and 32)stocksand quotasclassified aspermanent investment were measured at fair value and itsgains and losses were recorded di rectly on Equity, with no impact on the income statement of the period.
(e)   On IFRS the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(f)    The provision for Itaú Uni banco association wasreversed on the opening balance sheet on IFRSof 01/01/2010 (IAS19 and 37). On BRGAAPthisprovision wascompletely consumed until 12/31/2010.
(g)   On the IFRS(IAS21) exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.

6 For more details see the on Complete Financial Statements for the first half of 2011.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

R$ million
Recurring Net Income	2nd Q/11			1st Q/11
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation

Net Income - Attributable to Controlling Stockholders	3,603	3,322	(281)	7,133	6,795	(338)
Exclusion of the Non-Recurring Events7	(286)	(306)	(20)	(178)	(208)	(30)
Program for Settlement or Installment Payment of Federal Taxes- Law No.11,941/09	(509)	(509)	-	(509)	(509)	-
Market Value Adjustment – BPI	156	142	(14)	156	142	(14)
Provision for Contingencies – Economic Plans	67	61	(6)	175	159	(16)
Recurring Net Income - Attributable to Controlling Stockholders	3,317	3,016	(301)	6,955	6,587	(368)

7 The difference between BRGAAP and IFRS results from the fact that, on IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to the current 15%.

São Paulo, August 08, 2011.

Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.